Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

		Period from	Period from
	Year Ended	October 1,	Inception to		Year Ended
	September	2005 to May	September		September
(in thousands)	30, 2005	2, 2006	30, 2006	Combined	30, 2007
Pretax Income	$18,928	$(67,757)	$5,105	$(62,652)	$14,910
Plus: Fixed charges and other financing costs	26,855	76,543	20,587	97,130	49,901

Earnings	$45,783	$8,786	$25,692	$34,478	$64,811

Fixed charges:
Interest expense	$25,728	$33,000	$20,340	$53,340	$48,398
Interest expense in rental expense	1,127	878	247	1,125	1,503

	26,855	33,878	20,587	54,465	49,901
Less: Write-off of deferred finance charges	—	15,994	—	15,994	—
Less: Debt premiums	—	26,671	—	26,671	—

Net fixed charges	$26,855	$76,543	$20,587	$97,130	$49,901

Ratio	1.7	0.3	1.2	0.6	1.3